# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreWeave, Inc., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 12 COMMERCE STREET, SPRINGFIELD, New Jersey (NJ), 07081
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002068602

## Reporting persons
- Linden West Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 18,252,500; shared voting power 0; sole dispositive power 18,252,500; shared dispositive power 0; aggregate amount beneficially owned 18,252,500 (5.3% of the class)

## Item 1. Issuer
Name of issuer: CoreWeave, Inc.
Address of issuer's principal executive offices: 12 COMMERCE STREET, SPRINGFIELD, NEW JERSEY, 07081.

## Item 2. Person Filing
Name of person filing: Matthew S. Zeiger, VP of Highlands PTC LLC, Trustee of The Linden West Trust
Address of principal business office or, if none, residence: 8000 Walton Parkway #260, New Albany, OH 43054
Citizenship: The Linden West Trust was created under New York law; its sole trustee is a Wyoming limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of 3/31/2025, the Reporting Person may be deemed to beneficially own 18,252,500 shares of common stock.
Percent of class: 5.3%
Sole power to vote or to direct the vote: 18,252,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 18,252,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Linden West Trust: Matthew S. Zeiger, VP of Highlands PTC LLC, Trustee of The Linden West Trust (05/15/2025)